SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NTS-Properties VII, Ltd.
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

62942E506
(CUSIP Number)

J. D. Nichols,
Managing General Partner
NTS-Properties Associates VII
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2000

(Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

CUSIP No. 629421E506                                                Page 2 of 15
--------------------------------------------------------------------------------

                                  Introduction

     This Amendment No. 3 to Schedule 13D  ("Amendment No. 3") is being filed on behalf of: J.D.  Nichols;  ORIG, LLC, a Kentucky  limited  liability  company of which Mr.  Nichols is the manager  ("ORIG");  Ocean Ridge  Investments,  Ltd., a
Florida limited  partnership  ("Ocean Ridge");  BKK Financial,  Inc., an Indiana
corporation and the general partner of Ocean Ridge ("BKK"),  and  NTS-Properties
Associates VII (the "General  Partner"),  a Kentucky  limited  partnership.  Mr.
Nichols,  ORIG,  Ocean  Ridge,  BKK  and the  General  Partner  (the  "Reporting
Persons")  may be deemed to  constitute a "group"  within the meaning of Section
13(d)(3) of the Securities  Exchange Act of 1934, as amended  ("Exchange  Act").
This  filing  amends and  supplements  the final  amendment  to  Schedule  14D-1 intended to satisfy the reporting  obligations  of the  Reporting  Persons under
Section  13(d) of the  Exchange  Act  which was filed on  December  22,  1999 in connection with a tender offer for limited partnership  interests  ("Interests")
of NTS-Properties VII, Ltd., a Florida Limited Partnership (the  "Partnership").
This  filing  also  amends and  supplements  a final  amendment  to  Schedule TO intended to satisfy the reporting  obligations  of the  Reporting  Persons under
Section 13(d) of the Exchange Act filed on August 18, 2000 in connection  with a tender offer for Interests.

     Prior to  December  31,  2000,  Mr.  Nichols  owned 90% of the  outstanding membership interests in ORIG (the "ORIG Interests") and Brian F. Lavin owned the remaining  10% of the ORIG  Interests.  As of December  31,  2000,  Mr.  Nichols
transferred  89% of the ORIG  Interests  and  retained  one  percent of the ORIG
Interests.  Mr. Nichols  transferred 15% of the ORIG Interests to Mr. Lavin, who currently owns 25% of the ORIG  Interests.  Mr. Nichols  transferred  74% of the
ORIG Interests to his wife, Barbara Nichols,  who currently owns 74% of the ORIG
Interests.  Mrs.  Nichols does not have the authority to vote the ORIG Interests transferred to her from Mr. Nichols and holds only an economic interest in ORIG.
Thus,  Mr.  Nichols  still  has  voting  power  over 75% of the  ORIG  Interests consisting of: (i) the one percent he retained;  and (ii) the 74% he transferred to his wife. This Amendment No. 3 relates to two changes in the reporting of the beneficial  ownership of the Interests.  The first is Mr.  Nichols'  disclaiming beneficial  ownership of those ORIG Interests  which are not held in his name in addition  to the  Interests  held by Ocean Ridge and the  General  Partner.  The second is Mr.  Lavin's no longer  being  considered  a member of the  "group" on whose behalf this  Schedule  13D is being  filed.  Mr. Lavin is not a manager of
ORIG and, thus, is not a beneficial owner of the Interests within the meaning of
Section 13(d) of the Exchange Act. Mr.  Nichols is the sole manager of ORIG with exclusive  decision  making power with respect to the voting and  disposition of the Interests.

     The total number of Interests  beneficially  owned by the Reporting Persons is  97,570,  or 17.6%  of the  outstanding  Interests  of the  Partnership.  The
Reporting  Persons  are hereby  amending  the  filings  described  above to: (i)
reflect the  disclaimers of beneficial  ownership by Mr. Nichols  resulting from the  transfer of the ORIG  Interests  from Mr.  Nichols to each of Mr. Lavin and
Mrs.  Nichols;  (ii) reflect  that Mr.  Lavin is not a  beneficial  owner of the
Interests within the meaning of Section 13(d) of the Exchange Act; (iii) furnish information  pursuant  to Items 1-7;  and (iv)  update the  disclosure  required pursuant to Item 5 of Schedule 13D.

CUSIP No. 629421E506                                                Page 3 of 15
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of Above
Persons

        J. D. Nichols
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds: BK
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: U.S.A.
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power 97,570(1)(2)(3)
--------------------------------------------------------------------------------

     8) Shared Voting Power 0
--------------------------------------------------------------------------------

     9) Sole Dispositive Power 97,570(1)(2)(3)
--------------------------------------------------------------------------------

     10) Shared Dispositive Power 0
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person:
97,570(1)(2)(3)
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

     13) Percent of Class Represented by Row (11): 17.6%
--------------------------------------------------------------------------------

     14) Type of Reporting Person: IN
--------------------------------------------------------------------------------

1    Includes:  (i) five Interests  owned by the General  Partner,  of which Mr.
     Nichols is the managing general partner;  (ii) 5,738 Interests owned by BKK
     (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 90,031 Interests owned by ORIG.

2    Mr. Nichols disclaims beneficial ownership of 96,670 Interests,  including:
     (i) 5,738  Interests  owned by BKK;  (ii)  1,796  Interests  owned by Ocean
     Ridge; (iii) five Interests owned by the General Partner;  and (iv) 89,131, or 99%, of the Interests owned by ORIG.

3    Mr.  Nichols  has the power to direct the voting and  disposition  of these
     Interests  by  virtue  of the fact  that he is the  Manager  of  ORIG,  the managing  general  partner of the General  Partner and the  Chairman of the
     Board of BKK, Financial, Inc. which is the general partner of Ocean Ridge.

CUSIP No. 629421E506                                                Page 4 of 15
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

        BKK Financial, Inc., an Indiana corporation
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds: WC
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: BKK is an Indiana corporation
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power 5,738
--------------------------------------------------------------------------------

     8) Shared Voting Power 91,832(1)(2)
--------------------------------------------------------------------------------

     9) Sole Dispositive Power 5,738
--------------------------------------------------------------------------------

     10) Shared Dispositive Power 91,832(1)(2)
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 97,570(3)
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

     13) Percent of Class Represented by Row (11): 17.6%
--------------------------------------------------------------------------------

     14) Type of Reporting Person: PN
--------------------------------------------------------------------------------

1    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 1,796
     Interests owned by Ocean Ridge; and (iii) 90,031 Interests owned by ORIG.

2    BKK disclaims  beneficial  ownership of 91,832  Interests,  including:  (i)
     1,796  Interests  owned by Ocean Ridge;  (ii) five  Interests  owned by the
     General Partner; and (iv) 90,031of the Interests owned by ORIG.

3    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 5,738
     Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv)
     90,031 Interests owned by ORIG.

CUSIP No. 629421E506                                                Page 5 of 15
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

        Ocean Ridge Investments, Ltd., a Florida limited partnership
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds: WC
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power 1,796
--------------------------------------------------------------------------------

     8) Shared Voting Power 95,774(1)(2)
--------------------------------------------------------------------------------

     9) Sole Dispositive Power 1,796
--------------------------------------------------------------------------------

     10) Shared Dispositive Power 95,774(1)(2)
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 97,570(3)
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

     13) Percent of Class Represented by Row (11): 17.6%
--------------------------------------------------------------------------------

     14) Type of Reporting Person: PN
--------------------------------------------------------------------------------

1    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 5,738
     Interests owned by BKK; and (iii) 90,031 Interests owned by ORIG.

2    Ocean Ridge disclaims beneficial ownership of 95,774 Interests,  including:
     (i) 5,738  Interests owned by BKK; (ii) five Interests owned by the General
     Partner; and (iv) 90,031 of the Interests owned by ORIG.

3    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 5,738
     Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv)
     90,031 Interests owned by ORIG.

CUSIP No. 629421E506                                                Page 6 of 15
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

        ORIG, LLC, a Kentucky limited liability company
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds: BK
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: ORIG is a Kentucky limited liability company
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power 90,031
--------------------------------------------------------------------------------

     8) Shared Voting Power 7,539(1)(2)
--------------------------------------------------------------------------------

     9) Sole Dispositive Power 90,031
--------------------------------------------------------------------------------

     10) Shared Dispositive Power 7,539(1)(2)
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 97,570(3)
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

     13) Percent of Class Represented by Row (11): 17.6%
--------------------------------------------------------------------------------

     14) Type of Reporting Person: OO
--------------------------------------------------------------------------------

1    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 1,796
     Interests owned by Ocean Ridge; and (iii) 5,738 Interests owned by BKK.

2    ORIG disclaims  beneficial  ownership of 7,539  Interests,  including:  (i)
     1,796  Interests  owned by Ocean Ridge;  (ii) five  Interests  owned by the
     General Partner; and (iv) 5,738 Interests owned by BKK.

3    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 5,738
     Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv)
     90,031 Interests owned by ORIG.

CUSIP No. 629421E506                                                Page 7 of 15
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

        NTS-Properties Associates VII, a Kentucky limited partnership
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds: WC
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: NTS-Properties Associates VII is a
Kentucky limited partnership
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power 5
--------------------------------------------------------------------------------

     8) Shared Voting Power 97,565(1)(2)
--------------------------------------------------------------------------------

     9) Sole Dispositive Power 5
--------------------------------------------------------------------------------

     10) Shared Dispositive Power 97,565(1)(2)
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 97,570(3)
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

     13) Percent of Class Represented by Row (11): 17.6%
--------------------------------------------------------------------------------

     14) Type of Reporting Person: PN
--------------------------------------------------------------------------------

1    Includes:  (i) 1,796 Interests  owned by Ocean Ridge;  (ii) 5,738 Interests owned by BKK; and (iii) 90,031 Interests owned by ORIG.

2    The General Partner  disclaims  beneficial  ownership of 97,565  Interests, including:  (i) 5,738 Interests owned by BKK; (ii) 1,796 Interests owned by
     Ocean Ridge; and (iv) 90,031of the Interests owned by ORIG.

3    Includes:  (i) five  Interests  owned by the  General  Partner;  (ii) 5,738
     Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv)
     90,031 Interests owned by ORIG.

CUSIP No. 629421E506                                                Page 8 of 15
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     The  title  of the  class  of  equity  securities  is  limited  partnership interests in the Partnership.  The name of the subject company is NTS-Properties
VII, Ltd. The  Partnership's  principal  executive  offices are located at 10172
Linn Station Road, Louisville,  Kentucky 40223 and its telephone number is (502)
426-4800.

Item 2.  Identity and Background.

     The  information  required  under this Item 2 is  provided  for each of the
Reporting   Persons  and  other  persons  required  to  be  listed  pursuant  to
Instruction C thereto on this Schedule 13D. The Reporting  Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

ORIG, LLC:

     ORIG's address is 10172 Linn Station Road, Louisville,  Kentucky 40223. The
principal  business  of ORIG is to  invest  in  limited  partnerships  that  own commercial and residential real estate. During the past five years, ORIG has not been the subject of any criminal  proceedings.  During the past five years, ORIG was not a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction,  nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

BKK:

     BKK's address is 10172 Linn Station Road,  Louisville,  Kentucky 40223. The
principal  business  of  BKK is to  invest  in  limited  partnerships  that  own commercial and residential real estate.  During the past five years, BKK has not been the subject of any criminal  proceedings.  During the past five years,  BKK was not a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction,  nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Ocean Ridge:

     Ocean  Ridge's  address is 10172 Linn Station  Road,  Louisville,  Kentucky
40223.  The  principal   business  of  Ocean  Ridge  is  to  invest  in  limited
partnerships  that own commercial and residential  real estate.  During the past five years,  Ocean Ridge has not been the subject of any  criminal  proceedings.
During the past five years, Ocean Ridge was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction,  nor was it subject to a  judgment,  decree  or final  order  enjoining  future  violations  of,  or prohibiting  activities  subject to, federal or state securities laws or finding any violations of such laws.

NTS-Properties Associates VII:

     The  General  Partner's  address is 10172 Linn  Station  Road,  Louisville,
Kentucky 40223.  The principal  business of the General Partner is to manage and perform other real  estate-related  services  related to the assets owned by the
Partnership.  During the past five years,  the General  Partner has not been the subject of any  criminal  proceedings.  During the past five years,  the General
Partner was not a party to a civil proceeding

CUSIP No. 629421E506                                                Page 9 of 15
--------------------------------------------------------------------------------

of a judicial  or  administrative  body of  competent  jurisdiction,  nor was it subject to a judgment,  decree or final order enjoining future violations of, or prohibiting  activities  subject to, federal or state securities laws or finding any violations of such laws.

NTS Corporation:

     NTS  Corporation,  a Kentucky  corporation,  is the sole shareholder of NTS
Capital  Corporation.  During the past five years,  NTS Corporation has not been the  subject  of any  criminal  proceedings.  During  the past five  years,  NTS
Corporation  was not a party to a judicial  or  administrative  proceeding  that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting  activities  subject to, federal or state securities laws or finding any violations of such laws.

NTS Capital Corporation:

     NTS Capital Corporation,  a Kentucky corporation,  is the corporate general partner  of the  General  Partner.  During  the past  five  years,  NTS  Capital
Corporation  has not been the subject of any  criminal  proceedings.  During the past five  years,  NTS  Capital  Corporation  was not a party to a  judicial  or administrative  proceeding  that  resulted in a judgment,  decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

J. D. Nichols:

     (a)  J. D. Nichols.

     (b)  Mr. Nichols' business address is 10172 Linn Station Road,  Louisville,
          Kentucky 40223.

     (c)-(d) Mr.  Nichols  is the  manager  of  ORIG.  Mr.  Nichols  is also the
          Chairman of the Board and sole  director  of NTS Capital  Corporation, the  Chairman  of the  Board  and  sole  director  of NTS  Development
          Company,  the managing general partner of the General Partner, and the
          Chairman of the Board of BKK. The address of NTS  Development  Company and NTS Capital  Corporation  is 10172 Linn Station Road,  Louisville,
          Kentucky 40223.

     (e)  Mr. Nichols has not been the subject of any criminal proceedings.

     (f)  During the past five  years,  Mr.  Nichols  was not a party to a civil
          proceeding  of  a  judicial  or   administrative   body  of  competent
          jurisdiction,  nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting  activities subject to, federal or state  securities  laws or finding any  violations  of such laws.

     (g)  Mr. Nichols is a citizen of the U.S.A.

Brian F. Lavin:

     (a)  Brian F. Lavin.

CUSIP No. 629421E506                                               Page 10 of 15
--------------------------------------------------------------------------------

     (b)  Mr. Lavin's business  address is 10172 Linn Station Road,  Louisville,
          Kentucky 40223.

     (c)-(d) Mr.  Lavin is the  President  of NTS  Capital  Corporation  and NTS
          Development  Company.  The address of NTS Capital  Corporation and NTS
          Development Company is 10172 Linn Station Road,  Louisville,  Kentucky
          40223.

     (e)  Mr. Lavin has not been the subject of any criminal proceedings.

     (f)  During  the past  five  years,  Mr.  Lavin  was not a party to a civil
          proceeding  of  a  judicial  or   administrative   body  of  competent
          jurisdiction,  nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting  activities subject to, federal or state  securities  laws or finding any  violations  of such laws.

     (g)  Mr. Lavin is a citizen of the U.S.A.

Gregory A. Wells:

     (a)  Gregory A. Wells.

     (b)  Mr. Wells'  business  address is 10172 Linn Station Road,  Louisville,
          Kentucky 40223.

     (c)-(d) Mr. Wells is the Senior Vice President and Chief Financial  Officer
          of NTS Development Company and NTS Capital Corporation. The address of
          NTS  Development  Company  and NTS Capital  Corporation  is 10172 Linn
          Station Road, Louisville, Kentucky 40223.

     (e)  Mr. Wells has not been the subject of any criminal proceedings.

     (f)  During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order  enjoining  future  violations  of,  or  prohibiting  activities subject to, federal or state securities laws or finding any violations of such laws.

     (g)  Mr. Wells is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds and Other Consideration.

     ORIG funded all of its purchases of Interests  from the proceeds of the two loans described under Item 6 of this Schedule 13D.

Item 4.  Purpose of Transaction.

     Each of the filers of this Schedule 13D has acquired its Interests  with an investment intent consistent with the Partnership's business plan.

CUSIP No. 629421E506                                               Page 11 of 15
--------------------------------------------------------------------------------

     The purpose of the acquisitions of Interests by ORIG was to provide certain limited  partners who desired to liquidate  their  investment in the Partnership with a method for doing so.

     (a) ORIG  and the  Partnership  are  considering  making a tender  offer to
purchase   additional   Interests  from  limited   partners.   Other  than  this
contemplated  tender  offer,  none of the  Reporting  Persons  has any  plans or proposals  that would  result in the  acquisition  by any  person of  additional securities  of  the  Partnership,  or  the  disposition  of  securities  of  the
Partnership,  other than the  Interests  purchased  by ORIG which are  described herein.

     (b) None of the Reporting Persons has any plans or proposals that relate to or would result in an  extraordinary  corporate  transaction,  such as a merger, reorganization or liquidation involving the Partnership.

     (c) None of the Reporting Persons has any plans or proposals that relate to or would  result in a sale or  transfer  of a  material  amount of assets of the
Partnership.

     (d) None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the  identity of the General  Partner or in the management  of the  Partnership,  including,  but not  limited  to, any plans or proposals  to change the number or term of the General  Partner(s),  to fill any existing vacancy for the General Partner,  or to change any material term of the management agreement between the General Partner and the Partnership.

     (e) None of the Reporting Persons has any plans or proposals that relate to or would result in any  material  change in the present  distribution  policy or indebtedness or capitalization of the Partnership.

     (f) None of the Reporting Persons has any plans or proposals that relate to or would result in any other material change in the  Partnership's  structure or business.

     (g) None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

     (h)-(j)  Items (h)  through  (j) of this Item 4 are not  applicable  to the
Partnership  because  the  Interests  are not  listed on a  national  securities exchange and are not quoted on an inter-dealer  quotation system of a registered national  securities  association  and because  the  Reporting  Persons  have no current plans or proposals to purchase Interests in the Partnership resulting in the Partnership having fewer than three hundred (300) holders of record.

Item 5.  Interest in Securities of the Issuer.

     (a)  Reference  is hereby  made to the  Introduction  and  cover  pages 3-7 attached hereto, which are incorporated hereby by reference.

     As of May 31, 2001, the number of outstanding  Interests of the Partnership is 553,241. The number of Interests  beneficially owned by the Reporting Persons is 97,570, or 17.6% of the outstanding Interests.

CUSIP No. 629421E506                                               Page 12 of 15
--------------------------------------------------------------------------------

     (b)  Reference  is hereby  made to the  Introduction  and  cover  pages 3-7 attached hereto, which are incorporated hereby by reference.

     (c) None.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
           Securities of the Issuer.

     The Partnership Agreement,  contained in the Partnership's prospectus dated
October 29, 1987 grants the General  Partner  discretion  to decide  whether the
Partnership or any of its affiliates  will purchase  Interests from time to time from limited partners. The Partnership, however, will not purchase Interests, if as a result,  the Limited  Partner  would  continue to be a Limited  Partner and would hold fewer than two hundred fifty (250) Interests.

     Mr.  Nichols and Mr.  Lavin have  executed a binding  Capital  Contribution
Agreement  which requires them to contribute  the capital  necessary to purchase any and all Interests  purchased by ORIG pursuant to the Offer and to pay ORIG's proportionate  share of the  expenses  of the  Offer.  Mr.  Nichols  anticipates
contributing   approximately   90%  of  these  funds.   Mr.  Lavin   anticipates
contributing approximately 10% of these funds.

     On December 28, 1999, ORIG and Community Trust Bank, N.A. ("Community Trust
Bank") entered into Business Loan Agreement,  dated December 28, 1999,  pursuant to which  Community  Trust Bank agreed to make  available  to ORIG a  $2,000,000 revolving  line of credit.  A copy of the  Business  Loan  Agreement is attached hereto as Exhibit 1(a), which is hereby  incorporated by reference.  The line of credit was secured by: (1) the Interests of the  Partnership  held by ORIG;  and
(2)  limited   partnership   interests  in  partnerships   affiliated  with  the
Partnership  which  are  held by ORIG.  Mr.  Nichols  and Mr.  Lavin  agreed  to guarantee the indebtedness of ORIG with respect to Community Trust Bank pursuant to Commercial  Guaranties  executed by each of them on December 28, 1999,  which are  attached  hereto  as  Exhibits  3(b) and  3(c)  respectively.  Mr.  Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less, and
Mr. Lavin guaranteed 25% of all  indebtedness of ORIG or $500,000,  whichever is less.  Under the terms of the  Business  Loan  Agreement,  ORIG would  repay the proceeds of the  revolving  line of credit.  Beginning on April 28,  2000,  ORIG began making 20 consecutive  quarterly interest payments with respect to accrued interest  on the  unpaid  principal  balance.  ORIG  repaid  this  loan with the proceeds of the loan described below.

     On August 15, 2000,  ORIG and the Bank of  Louisville,  a Kentucky  banking corporation,  entered into a Loan  Agreement  under which the Bank of Louisville agreed to provide a  $6,000,000  revolving  line of credit to ORIG  evidenced by three  separate  promissory  notes  issued  by  ORIG  in  favor  of the  Bank of
Louisville  in the  original  principal  amount of  $2,000,000  each (the  "Loan
Agreement").  The  Loan  Agreement  is  attached  hereto  as  Exhibit  1(b)  and incorporated  herein by  reference.  The terms of the three  separate  notes are described below:

CUSIP No. 629421E506                                               Page 13 of 15
--------------------------------------------------------------------------------

     o    Revolving Credit Note A bears interest at the prime rate, as announced by the Bank of Louisville  from time to time, plus .25% per year for a term  ending on August  31,  2005.  ORIG  will pay the  interest  rate described in Revolving Credit Note A for any outstanding balance owing under the  revolving  line of credit if, and only if, the  outstanding balance is $2,000,000 or less.

     o    Revolving Credit Note B bears interest at the prime rate, as announced by the Bank of Louisville  from time to time, plus .50% per year for a term  ending on August  31,  2005.  ORIG  will pay the  interest  rate described in Revolving Credit Note B for any outstanding balance owing under the  revolving  line of credit if, and only if, the  outstanding balance is greater than $2,000,000 but less than $4,000,000.

     o    Revolving Credit Note C bears interest at the prime rate, as announced by the Bank of Louisville  from time to time, plus .25% per year for a term  ending on August  31,  2005.  ORIG  will pay the  interest  rate described in Revolving Credit Note C for any outstanding balance owing under the  revolving  line of credit if, and only if, the  outstanding balance is greater than $4,000,000.

          The line of credit is secured by:

     o    Interests of the Partnership  which are currently held or subsequently acquired by ORIG,  including any  distributions  which the Partnership issues to ORIG with respect to the  Interests,  and also including any proceeds from the sale of the Interests held by ORIG.

     o    limited  partnership  interests in  partnerships  affiliated  with the
          Partnership which are currently held or subsequently acquired by ORIG, including  distributions  which  the  partnerships  issue to ORIG with respect to the interests held by ORIG, and also including any proceeds from the sale of the interests held by ORIG; and

     o    the  personal   guaranties  of  Mr.  Nichols  and  Mr.  Lavin  of  all
          indebtedness of ORIG with respect to the Bank of Louisville  under the
          $6,000,000   line  of  credit   pursuant  to  two  separate   Guaranty
          Agreements,  each dated  August 15, 2000 among the Bank of  Louisville and each of Mr.  Nichols and Mr. Lavin (the - "Guaranty  Agreements").
          Mr. Nichols and Mr. Lavin are jointly and severally  liable under each of their respective Guaranty Agreements,  which are attached hereto as
          Exhibits 3(d) and 3(e)  respectively  and are  incorporated  herein by reference.

     Under the terms of the Loan Agreement,  ORIG will repay the proceeds of the revolving line of credit as follows:

     o    Commencing on September 1, 2000,  ORIG will make  consecutive  monthly payments  of all  accrued  and  unpaid  interest  on  the  outstanding principal balance.

     o    The entire  outstanding  principal  balance  owing under the revolving line of credit is due and payable on August 31, 2005.

     ORIG intends to use funds from cash  distributions from the Partnership and affiliated  partnerships  and from capital  contributions to ORIG by Mr. Nichols and Mr. Lavin to make these payments.

CUSIP No. 629421E506                                               Page 14 of 15
--------------------------------------------------------------------------------

     Other than the agreements  described  under this Item 6, the filers of this
Schedule 13D are not aware of any other contract, arrangement,  understanding or relationship  relating,  directly  or  indirectly,  to  any  securities  of  the
Partnership (whether or not legally enforceable) between ORIG, Mr. Nichols, BKK,
Ocean Ridge or the General Partner and any person or among themselves.

Item 7.  Material to be Filed as Exhibits.

     (1)(a)  Business Loan  Agreement  dated  December 28, 1999 between ORIG and
Community Trust Bank, N.A.

     (1)(b) Loan Agreement  dated August 15, 2000,  between ORIG and the Bank of
Louisville.

     (2) None.

     (3)(a)  Commercial  Guaranty of Business Loan Agreement  dated December 28,
1999 between J.D. Nichols and Community Trust Bank, N.A.

     (3)(b)  Commercial  Guaranty of Business Loan Agreement  dated December 28,
1999 between Brian F. Lavin and Community Trust Bank, N.A.

     (3)(c)  Guaranty  Agreement  dated  August  15,  2000  between  the Bank of
Louisville and J.D. Nichols.

     (3)(d)  Guaranty  Agreement  dated  August  15,  2000  between  the Bank of
Louisville and Brian F. Lavin.

     (3)(e) Joint Filing Agreement dated June 22, 2001.

CUSIP No. 629421E506                                               Page 15 of 15
--------------------------------------------------------------------------------

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

June 22, 2001                        J.D. NICHOLS

                                     By:/s/ J.D. Nichols
                                     J.D. Nichols

                                     OCEAN RIDGE INVESTMENTS, LTD.

                                     By: BKK Financial, Inc.
                                     Its: General Partner

                                     By:/s/ J.D. Nichols
                                     J. D. Nichols
                                     Its: Chairman of the Board

                                     BKK FINANCIAL, INC.

                                     By:/s/ J.D. Nichols
                                     J.D. Nichols
                                     Its: Chairman of the Board

                                     ORIG, LLC

                                     By: /s/ J.D. Nichols
                                     J. D. Nichols
                                     Its: Manager

                                     BRIAN F. LAVIN

                                     By:/s/ Brian F. Lavin
                                     Brian F. Lavin

                                     NTS-PROPERTIES ASSOCIATES VII

                                     By:/s/ J.D. Nichols
                                     J. D. Nichols